UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from __________ to ___________

Commission file number 1-14174

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nicor Companies Savings Investment Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Nicor Companies
Savings Investment Plan
(Employer Identification
No. 36-2863847 Plan No. 4)

Financial Statements as of December 31, 2011 and 2010
and for the Year Ended December 31, 2011,
Supplemental Schedule Required for Form 5500
as of December 31, 2011, and
Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nicor Companies Savings Investment Plan Administration Committee
Naperville, Illinois

We have audited the accompanying statement of net assets available for benefits of Nicor Companies Savings Investment Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Companies Savings Investment Plan Administration Committee:

We have audited the accompanying statement of net assets available for benefits of Nicor Companies Savings Investment Plan (the "Plan") as of December 31, 2010. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

In our opinion, such statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois
June 15, 2011

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
Assets:
Participant-directed investments in Master Trust, at fair value	$194,337,154	$191,131,284

Receivables:
Notes receivable from participants	3,429,009	3,240,614
Employer contributions	584,796	646,949
Participant contributions	227,624	228,041
	4,241,429	4,115,604

Net assets, reflecting all investments at fair value	198,578,583	195,246,888

Adjustment from fair value to contract value for the stable value fund	(2,630,233)	(2,294,915)

Net assets available for benefits	$195,948,350	$192,951,973

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

	2011

Additions:

Net increase in Plan assets from investment activities of the Master Trust	$3,867,764

Interest income on notes receivable from participants	153,286

Contributions:
Participant	7,467,310
Employer	4,186,330
Rollover	365,271
	12,018,911

Total additions	16,039,961

Deductions - Benefits paid to participants	(13,086,857)

Net increase prior to transfers in	2,953,104

Transfers in	43,273

Net increase	2,996,377

Net assets available for benefits at beginning of year	192,951,973

Net assets available for benefits at end of year	$195,948,350

The accompanying notes are an integral part of these statements.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

1.  Plan Description

The following brief description of the Nicor Companies Savings Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General
The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Northern Illinois Gas Company (doing business as Nicor Gas Company) not represented by a collective bargaining agreement and employees of certain affiliated companies (collectively referred to as the “Company” or “Plan Sponsor”).  The Plan consists of both a profit sharing plan and an employee stock ownership plan (“ESOP”).  The ESOP consists of the portion of the Plan which is invested in AGL Resources Inc. common stock (formerly Nicor Inc. common stock).  Both the ESOP and non-ESOP portion of the Plan are intended to constitute a single plan.

Plan investments are commingled with those of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Companies Savings Investment Plan and Nicor Gas Thrift Plan Master Trust (the “Master Trust”).  Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.  The Plan’s interest in the net assets of the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.  Investment income and administrative expenses relating to the Master Trust are allocated to individual plans based upon their interests in each of the underlying participant-directed investments.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On December 9, 2011, Nicor Inc. merged with AGL Resources Inc. and the Plan Sponsor became a wholly owned subsidiary of AGL Resources Inc.

Administration
Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by Nicor Gas Company’s Board of Directors.  The Vanguard Fiduciary Trust Company (“VFTC”) acts as Trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement.  The VFTC also acts as investment manager for certain assets of the Plan.

Contributions

Employee contributions.  Participants may elect to make either:  1) pre-tax contributions, 2) Roth 401(k) after-tax contributions or 3) traditional after-tax contributions, or a combination thereof.  The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer.  Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  The Plan also accepts certain rollover contributions representing distributions from other qualified plans.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest their account balances in any investment fund, the Plan has designated a qualified default investment fund.

Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).  The Plan currently offers various mutual funds, a stable value fund (the Vanguard Retirement Savings Trust III (“VRST”), a fully benefit-responsive collective trust fund) and AGL Resources Inc. common stock as investment options for participants.

Company matching contributions.  Generally, on behalf of each participant who makes contributions, the Company will make a matching contribution each payroll period.  The matching contribution will be equal to 100% of the participant’s first 3% of contributions and 75% of the participant’s next 3% of contributions.  For Nicor Gas employees hired on and after January 1, 1998, Nicor Gas makes an additional discretionary annual contribution, subject to service requirements, up to 1.5% of the participant’s eligible pay.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, are used to reduce future employer contributions.  If the participant is reemployed within five years by the Company, forfeited contributions and earnings thereon are restored to the participant’s account.  Forfeited non-vested accounts totaled $1,540 at December 31, 2011 and $33,190 at December 31, 2010. The Plan used $139,724 in 2011 of forfeited non-vested account balances to decrease Company contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant.  Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses.  A participant is entitled to the benefits that can be provided from the participant’s vested account balance.

Vesting
A participant’s contributions and earnings thereon are vested immediately.  The Company’s contributions and earnings thereon are vested upon occurrence of any one of the following:

•	Completion of three years of vesting service
•	Death while employed by the Company
•	Permanent disablement while employed by the Company

Suspensions and Withdrawals
A participant may suspend contributions and may continue to be a participant during the suspension period.

A participant’s traditional after-tax contributions (including earnings) may be withdrawn.  Participants also may be eligible for hardship withdrawals from their pre-tax contributions and Roth after-tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements.  An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59 ½ (or has satisfied certain other criteria established in the IRC) at the time of withdrawal.  Additionally, participants over age 59 ½ are permitted to take a distribution from the Plan without an early withdrawal penalty.

The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59 ½ or employment has been terminated.

Distribution of Benefits
On termination of service due to retirement, disability, or death, a participant (or in certain instances, their beneficiary) may elect to defer distribution until attainment of age 70 ½, receive a lump sum amount equal to the participant’s vested interest in his or her account balance, take a partial withdrawal or request installment payments.  For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account.

To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than the participant’s after-tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution.  Such distributions will, generally, be subject to 20% income tax withholding.

Notes Receivable from Participants
Participants may borrow from their participant accounts.  Such borrowings represent loans to the participant and notes receivable to the Plan.  The minimum loan amount to a participant is $1,000 and may not exceed the lesser of 1) $50,000 minus the participant’s highest outstanding loan balance during the previous twelve months, or 2) 50% of the participant’s

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

vested account balance (excluding the retirement growth balance) less the participant’s highest outstanding loan balance during the previous twelve months.  The notes receivable from participants bear interest at fixed rates that range from 4.25% to 9.25%.  The interest rate is established at the date of the loan and is based on the prime rate plus 1%.  The interest rate remains fixed over the life of the loan.

A participant may not have more than two loans outstanding at any time.  In the event that a participant terminates employment for any reason, any outstanding loan balance will become due and payable in full at that time.  The Plan permits participants to take certain actions (as appropriate) to cure a default on a Plan loan.

2.  Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”), except for benefits paid to participants which are recorded when paid.

Investment Valuation
The Plan states its interest in the Master Trust at the underlying fair value of the investments of the Master Trust.  The Statements of Net Assets Available for Benefits present investments at fair value, as well as an additional line item showing an adjustment for the stable value fund from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits presents changes in the stable value fund on a contract value basis and all other investments on a fair value basis. The fair values of the respective investments of the Master Trust are determined as noted in Note 5 – Master Trust Financial Information.

The stable value fund is fully benefit-responsive to the participants.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.  The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the VRST was 3.3% at December 31, 2011 and 3.6% at December 31, 2010.  The average yield for this fund was 3.1% for both years ended December 31, 2011 and 2010.

The existence of certain conditions can limit the VRST’s ability to transact at contract value.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.  As of December 31, 2011, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

Income Recognition
Purchases and sales of securities are recorded on the trade date.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.  The net increase (decrease) in Plan assets presented in the Statement of Changes in Net Assets Available for Benefits includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses.  Participants generally repay loans through payroll withholdings over a period not to exceed 5 years.  The notes receivable of the Plan are secured by the vested portion of the participant’s account.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results could differ from those estimates.

Contributions
Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

3.  Transfers to Nicor Companies Savings Investment Plan

When the employment status of a participant changes between a union employee covered by a collective bargaining agreement and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between the Nicor Gas Thrift Plan and this Plan.  When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  Amounts transferred from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan were $43,273 in 2011.

4.  Exempt Party-in-Interest Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the Plan, any person who provides service to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons.  The Plan invests in shares of mutual funds and a stable value fund managed by an affiliate of VFTC.  VFTC acts as Trustee for those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.  Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company.

At December 31, 2011, the Plan held 185,717 shares of common stock of AGL Resources Inc., the parent of the sponsoring employer, with a cost basis of $5,429,047.  The Plan recorded no dividend income related to AGL Resources Inc. common stock in 2011.

At December 31, 2010, the Plan held 225,240 shares of common stock of Nicor Inc., the parent of the sponsoring employer prior to the completion of the merger between AGL Resources Inc. and Nicor Inc., with a cost basis of $8,355,866.  The Plan recorded dividend income of $444,805 in 2011 related to Nicor Inc. common stock.

In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

5.  Master Trust Financial Information

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Gas Thrift Plan for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans.  The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

The Master Trust’s net assets as of December 31 are as follows:

	2011	2010
Assets:
General investments (at fair value):
Stable value fund (1)	$115,376,435	$114,953,405
AGL Resources Inc. common stock (1)	17,117,371	-
Nicor Inc. common stock (1)	-	25,517,357
Registered investment companies (1)	209,898,462	196,399,172

Net assets in the Master Trust, at fair value	342,392,268	336,869,934

Adjustment from fair value to contract value for the stable value fund	(5,342,665)	(4,526,648)

Net assets in the Master Trust	$337,049,603	$332,343,286

Plan’s interest in the Master Trust’s net assets, at fair value	$194,337,154	$191,131,284

Plan’s percentage interest in the Master Trust’s net assets, at fair value	57%	57%
(1)	Party-in-interest investments.

The fair value of the Plan’s interest in the Master Trust’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	Shares/Units		Amount
	2011	2010	2011	2010
Vanguard 500 Index Fund Investor Shares	207,146	205,925	$23,987,529	$23,850,175
Vanguard Wellington Fund Investor Shares	595,076	602,318	18,649,683	18,732,097
Vanguard Small-Cap Index Fund Investor Shares	388,980	393,996	12,984,163	13,691,347
Vanguard Total Bond Market Index Fund Investor Shares	922,477	-	10,147,247	-
Nicor Inc. common stock	-	225,240	-	11,243,971
VRST (1)	54,170,427	55,984,047	56,800,660	58,278,962
(1)  The contract values of the VRST were $54,170,427 at December 31, 2011 and $55,984,047 at December 31, 2010.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

The increase in the Master Trust’s net assets derived from investment activities for the year ended December 31, 2011 follows:

Investment income:
Dividends on common stock	$978,458
Net appreciation in fair value of common stock	3,292,095
Interest income from the stable value fund	3,387,539
Income (loss) from registered investment companies:
Dividends	4,960,957
Net depreciation in fair value	(4,468,305)
Other	(2,336)

8,148,408

Administrative expenses	(69,252)

Increase in the Master Trust’s net assets derived from investment activities	$8,079,156

Plan’s interest in increase in the Master Trust’s net assets derived from investment activities	$3,867,764

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1 Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs include significant inputs that are less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for these categories of investments:

The stable value fund provides participants a stable value investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and 3) the value of wrap contracts, if any.  The fair value of participation units in the VRST are based on the net asset value of the fund, after adjustments to reflect all funds at fair value, as reported in the audited financial statements of the fund.  The fund generally provides for daily redemptions at reported net asset value per share with no advance notification requirements.  The overall fair value of the stable value fund is based on significant observable inputs and is categorized in Level 2.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Shares of AGL Resources Inc. and Nicor Inc. common stock are valued at the closing price on the New York Stock Exchange and are categorized in Level 1.

Registered investment companies include actively-traded mutual funds.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end and are categorized in Level 1.  Bond funds are diversified across a broad range of investment grade corporate bonds and other fixed income securities.  Balanced funds are asset allocation funds that seek both capital appreciation and current income through stock and bond holdings.  Domestic stock funds are diversified across small, mid and large cap equity investments.  International stock funds are diversified across countries and capitalization size in order to maintain a broad market representation of non-U.S. markets.  Money market funds invest in high quality, short-term instruments, including certificates of deposit, banker’s acceptances, commercial paper and other money market securities.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

The fair value of the Master Trust’s investments measured on a recurring basis is categorized in the table below based upon the valuation inputs.  There were no Level 3 inputs at December 31, 2011 and 2010.  There were no transfers between Level 1 and Level 2 during 2011.

	Level 1	Level 2	Total
December 31, 2011
Stable value fund	$-	$115,376,435	$115,376,435
AGL Resources Inc. common stock	17,117,371	-	17,117,371
Registered investment companies:
Bond funds	22,838,115	-	22,838,115
Balanced funds	52,318,739	-	52,318,739
Domestic stock funds	107,486,640	-	107,486,640
International stock funds	18,056,740	-	18,056,740
Money market funds (1)	9,198,228	-	9,198,228
	$227,015,833	$115,376,435	$342,392,268

December 31, 2010
Stable value fund	$-	$114,953,405	$114,953,405
Nicor Inc. common stock	25,517,357	-	25,517,357
Registered investment companies:
Bond funds	19,383,836	-	19,383,836
Balanced funds	48,317,671	-	48,317,671
Domestic stock funds	107,993,203	-	107,993,203
International stock funds	20,704,462	-	20,704,462
	$221,916,529	$114,953,405	$336,869,934
(1)  On the effective date of the merger between Nicor Inc. and AGL Resources Inc., each share of Nicor Inc. common stock was exchanged for 0.8382 of a share of AGL Resources Inc. common stock plus a cash payment of $21.20.  The cash portion of the exchange was held in a money market fund until the participants reallocated the funds.  If a participant did not reallocate the funds within 45 days, the cash was moved to a date-specific Vanguard Target Retirement Fund closest to the year in which the participant will turn age 65.

6.  Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to amend, suspend or terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

7.  Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 5, 2010, that the Plan and related Master Trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the IRS has made its determination.  The Plan management believes that the Plan and related Master Trust are designed and are currently being operated in compliance with the requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2009.

8.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities, in general, are exposed to various risks such as interest rate, liquidity, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2011	2010
Net assets available for benefits per the financial statements	$195,948,350	$192,951,973
Adjustment from fair value to contract value for the stable value fund	2,630,233	2,294,915
Less: Deemed distributions included as expense in the Form 5500	1,135	13,379
Net assets available for benefits per Form 5500	$198,577,448	$195,233,509

The following is a reconciliation of the net increase prior to transfers in per the Statement of Changes in Net Assets Available for Benefits to net income per Form 5500 for the year ended December 31, 2011:

Net increase prior to transfers in per the financial statements	$2,953,104
Change in the adjustment from fair value to contract value for the stable value fund	335,318
Change in the deemed distributions included in benefits paid to participants in the Form 5500	12,244
Net income per Form 5500	$3,300,666

NICOR COMPANIES
SAVINGS INVESTMENT PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost**	value

*	Vanguard Fiduciary Trust Company	Various investments held in the Nicor Companies Savings
		Investment Plan and Nicor Gas Thrift Plan Master Trust, at fair value		$194,337,154

*	Notes receivable from participants	Participant loans earning interest from 4.25% to 9.25%,
		maturing from 2012 through 2017		3,427,874

	Total			$197,765,028

*	Denotes party-in-interest investment
**	Cost information not required for participant-directed accounts under an individual account plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nicor Companies Savings Investment Plan

Date	June 25, 2012	/s/ Bryan E. Seas
Bryan E. Seas
Senior Vice President and Chief Accounting Officer;
Member of the Administration Committee,
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description of Document

23.01	Consent of Crowe Horwath LLP, independent registered public accounting firm – Nicor Companies Savings Investment Plan

23.02	Consent of Deloitte & Touche LLP, independent registered public accounting firm – Nicor Companies Savings Investment Plan